PRESS RELEASE         CONTACT:  CARRIZO OIL & GAS, INC.
                                B. ALLEN CONNELL, DIRECTOR OF INVESTOR RELATIONS
                                PAUL F. BOLING, CHIEF FINANCIAL OFFICER
                                (713) 328-1000

CARRIZO OIL & GAS, INC. ANNOUNCES FOURTH QUARTER AND ANNUAL 2004 FINANCIAL RESULTS INCLUDING RECORD REVENUES AND EBITDA

HOUSTON, MARCH 16, 2005 -- CARRIZO OIL & GAS, INC. (NASDAQ: CRZO) today reported the Company's financial results for the fourth quarter of 2004, which included the following highlights:

FOURTH QUARTER 2004 RESULTS --

THE FOURTH QUARTER 2004 RESULTS INCLUDED THE FOLLOWING HIGHLIGHTS:

         o        RECORD PRODUCTION OF 2.43 BCFE.

         o        RECORD QUARTERLY REVENUE OF $16.3 MILLION.

         o        NET INCOME OF $3.1 MILLION.

         o        RECORD EBITDA, AS DEFINED BELOW, OF $11.6 MILLION.

Revenues for the three months ended December 31, 2004 increased 83 percent reaching a record $16.3 million as compared to $8.9 million during the quarter ended December 31, 2003. The increase in revenues was driven by higher natural gas production and higher prevailing oil and natural gas prices. Production volumes during the three months ended December 31, 2004 increased 31 percent reaching a record 2.43 Bcfe as compared to 1.86 Bcfe during the fourth quarter of 2003. The increase was largely due to new production contributions from the Beach House #1, the LL&E wells, the Lopez #13, the Peal Ranch wells and the Barnett Shale wells, partially offset by natural declines. Carrizo's average oil sales price increased 59 percent to $44.80 per barrel from $28.17 per barrel during the fourth quarter of 2003, while the average natural gas sales price increased 35 percent to $6.53 per Mcf from $4.83 per Mcf in the fourth quarter of 2003. The above prices include the effect of hedging activities.

After dividends, accretion of discount on preferred stock and the cumulative effect of change in accounting principle, the Company reported net income available to common shares ("Net Income") of $3.1 million, or $0.14 and $0.14 per basic and diluted share, respectively, for the three months ended December 31, 2004, an increase of 275 percent compared to $0.8 million, or $0.06 and $0.05 per basic and diluted share, respectively, for the same quarter during 2003. Excluding both the $1.0 million non-cash after-tax impact (comprised of (1) the $0.3 million stock option compensation expense-related to employee stock options repriced in 2000, (2) $0.2 million for bad debt expense and (3) a $0.6 million equity in the loss of Pinnacle Gas Resources, Inc. - primarily attributable to dividends on Pinnacle preferred stock); and the $0.2 million non-recurring, after-tax impact of general and administrative expenses comprised of legal and professional fees related to the Sarbanes-Oxley


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compliance project and other projects), Net Income for the quarter ended
December 31, 2004 was $4.4 million, or $0.20 and $0.19 per basic and diluted share, respectively.

EBITDA (earnings before interest, income tax, depreciation and amortization expenses, and certain other non-cash items) during the fourth quarter of 2004 was $11.6 million, or $0.53 and $0.50 per basic and diluted share, respectively, an increase of 97 percent compared to $5.9 million, or $0.40 and $0.34 per basic and diluted share, respectively, during the fourth quarter of 2003. Excluding the $0.7 million of general and administrative expenses comprised of bad debt expense and non-recurring legal and professional fees, EBITDA for the fourth quarter of 2004 was $12.3 million, or $0.56 and $0.53 per basic and diluted share, respectively.

Oil and natural gas operating expenses (excluding production taxes) increased to $1.6 million during the three months ended December 31, 2004 as compared to $1.2 million for the fourth quarter of 2003. The increase was primarily due to higher workover expense and higher lifting costs due to the increased well count of the Barnett Shale wells and other new wells mentioned above.

Depreciation, depletion and amortization expenses ("DD&A") were $4.9 million during the three months ended December 31, 2004 as compared to $3.1 million during the fourth quarter of 2003. The increase in DD&A expense was due to (1) an increase in the production volumes and (2) an increase in the DD&A rate primarily due to additions to the proved property cost base.

General and administrative expenses ("G&A") increased to $2.1 million during the three months ended December 31, 2004 from $1.4 million during the same quarter of 2003. The increase in G&A was largely due to the impact of: $0.3 million in bad debt expense and $0.4 million in higher legal and professional fees associated with the Sarbanes-Oxley compliance project and other projects.

Non-cash stock option compensation expense was $0.4 million ($0.3 million after tax) for the three months ended December 31, 2004. This represents the quarter-to-quarter increase in value of employee stock options that were repriced in 2000.

Other income and expense for the fourth quarter of 2004 was a net expense of $0.6 million largely attributable to the non-cash equity in the loss of Pinnacle of $0.6 million (both before and after tax). Other income and expense for the fourth quarter of 2003 was a net charge of $0.6 million largely attributable to the non-cash equity in the loss of Pinnacle. Net losses are expected in this early phase of Pinnacle's development of its coalbed methane play, and are expected to continue into 2005.

RESULTS FOR THE YEAR ENDED 2004 --

THE RESULTS FOR THE YEAR ENDED 2004 INCLUDE THE FOLLOWING HIGHLIGHTS:

         o        RECORD PRODUCTION OF 8.32 BCFE.

         o        RECORD REVENUES OF $51.4 MILLION.


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

         o        RECORD NET INCOME OF $10.5 MILLION.

         o        RECORD EBITDA, AS DEFINED BELOW, OF $36.3 MILLION.

Revenues for the year ended 2004 increased 33 percent to $51.4 million from $38.5 million during the year ended 2003. The increase in revenues was driven by higher prevailing oil and natural gas prices and higher production. Production volumes during the year ended 2004 increased 11 percent to 8.32 Bcfe as compared to 7.46 Bcfe in 2003. Carrizo's average oil sales price increased 34 percent to $38.78 per barrel from $28.90 per barrel in 2003, while the average natural gas sales price increased 13 percent to $6.09 per Mcf from $5.35 per Mcf in 2003. The above prices include the effect of hedging activities.

The Company reported Net Income of $10.5 million, or $0.53 and $0.48 per basic and diluted share, respectively, for the year ended 2004, as compared to $7.2 million, or $0.50 and $0.43 per basic and diluted share, respectively, for 2003. Excluding both the $2.3 million non-cash after-tax impact (comprised of (1) the $0.7 million stock option compensation expense - related to employee stock options repriced in 2000, (2) $0.2 million for bad debt expense and (3) the $1.4 million equity loss of Pinnacle Gas Resources - primarily attributable to dividends on Pinnacle preferred stock); and the $0.2 million non-recurring, after-tax impact of general and administrative expenses comprised of legal and professional fees related to the Sarbanes-Oxley compliance project and other projects), Net Income for the year ended 2004 was $13.0 million, or $0.65 and $0.60 per basic and diluted share, respectively.

EBITDA for 2004 was $36.3 million, or $1.82 and $1.66 per basic and diluted share, respectively, an increase of 40 percent compared to $26.0 million, or $1.82 and $1.56 per basic and diluted share, respectively, in 2003. Excluding the $0.7 million impact from general and administrative expenses comprised of bad debts and non-recurring legal and professional fees, EBITDA for 2004 was $37.0 million, or $1.85 and $1.70 per basic and diluted share, respectively.

Oil and natural gas operating expenses (excluding production taxes) increased to $5.3 million during the year ended 2004 as compared to $4.3 million in 2003. The increase was primarily due to the increased well count comprised of the Barnett Shale wells and other new wells.

Depreciation, depletion and amortization expenses ("DD&A") were $15.5 million during the year ended 2004 as compared to $11.9 million in 2003. The increase in DD&A expense was due to (1) an increase in the DD&A rate primarily due to additions to the proved property cost base and (2) increased production volumes.

General and administrative expenses ("G&A") increased to $7.2 million during the year ended 2004 from $5.6 million in 2003. The increase in G&A was due primarily to higher incentive compensation costs of $0.8 million, non-cash expenses of $0.3 million in bad debt expense and non-recurring expense of $0.4 million in legal and professional fees in connection with the 2003 year-end audit, costs related to Sarbanes-Oxley compliance, higher professional fees in connection with the subordinated debt financings and in part to higher salary and benefit costs.

Non-cash stock option compensation expense increased to $1.1 million ($0.7 million after tax) during the year ended 2004 from $0.3 million ($0.2 million after tax) in 2003.


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Other income and expense for 2004 was a net charge of $0.9 million largely comprised of (1) non-cash equity in the loss of Pinnacle of $1.4 million (both before and after tax), partially offset by (2) the sale of our Enron claim for a gain of $0.5 million, which was fully reserved for in prior years. Other income and expense in 2003 was $0.8 million for the equity in the loss of Pinnacle.

"Carrizo had an outstanding year in 2004, reaching record levels in production, reserves and EBITDA," commented S.P. Johnson IV, Carrizo's President and Chief Executive Officer. "Our anticipated surge in production in the fourth quarter led to record quarterly revenues and EBITDA. Over 2004, our staff did an excellent job managing our drilling or participation in 71 new wells with an overall 92 percent success rate. Although not finalized, our 2005 $70.0 million drilling plan is based on a balance between our successful Gulf Coast drilling program and our accelerating Barnett Shale program, where we now have more than 40,000 net acres. This drilling plan would be a 46 percent increase over 2004.

"We also made significant improvements in our balance sheet last year, including a successful equity offering in February, conversion of our preferred stock in the second quarter, a new subordinated term loan in October and steady increases in the capacity of our senior revolver. The result is more than $15.0 million of undrawn capacity in addition to our discretionary cash flow. We are off to a great start in 2005."

OTHER MATTERS

The results reported in the press release include the Company's estimate of results of Pinnacle Gas Resources, Inc., which is reflected in the Company's financial statements using the equity method of accounting. Pinnacle, a private company, has not completed its year-end audit, and its final results remain subject to change, which could in turn result in changes in the Company's results. The Company expects that any changes to Pinnacle's financial results as a result of the completion of its audit will have no material impact on the Company's reported financial results for the fourth quarter and year ended 2004.

The Company expects to file with the SEC a Form 12b-25, stating that it will require additional time to complete and file its 2004 Annual Report on Form 10-K largely due to the delay in obtaining the audited financial statements of Pinnacle Gas Resources, Inc., incorporated into Carrizo's financial statements, and the workload and requirements of management associated with the Sarbanes-Oxley Act, which, in turn, has delayed the independent accountants from completing their audit of the Form 10-K.

Carrizo Oil & Gas, Inc., is a Houston-based energy company actively engaged in the exploration, development, exploitation and production of oil and natural gas primarily in proven onshore trends along the Texas and Louisiana Gulf Coast regions and in the Barnett Shale area in North Texas. Carrizo controls significant prospective acreage blocks and utilizes advanced 3-D seismic techniques to identify potential oil and gas reserves and drilling opportunities.

Statements in this news release, including but not limited to those relating to the Company's or management's intentions, beliefs, expectations, hopes, projections, assessment of risks, estimations, plans or predictions for the future including the portion of the Company's results relating to Pinnacle Gas Resources, Inc., future Pinnacle results, potential effects or timing, cash flow, drilling


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plans, reserve growth, effect of financing, growth in Barnett Shale, the expected timing of drilling of additional wells and other statements that are not historical facts are forward looking statements that are based on current expectations. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that these expectations will prove correct. Important factors that could cause actual results to differ materially from those in the forward looking statements include the final results of the Pinnacle audit, the results and dependence on exploratory drilling activities, operating risks, oil and gas price levels, land issues, availability of equipment, weather and other risks described in the Company's Form 10-K for the year ended December 31, 2003 and its other filings with the Securities and Exchange Commission.

                        (Financial Highlights to Follow)


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                             CARRIZO OIL & GAS, INC.
                            STATEMENTS OF OPERATIONS
                                   (unaudited)


                                                                                THREE MONTHS ENDED            YEAR ENDED
                                                                                   DECEMBER 31,               DECEMBER 31,
                                                                          ---------------------------   ---------------------------
                                                                               2004           2003           2004           2003
                                                                          ------------   ------------   ------------   ------------
Oil and natural gas revenues                                              $ 16,267,040   $  8,892,967   $ 51,373,991   $ 38,508,067
                                                                          ------------   ------------   ------------   ------------

Costs and expenses:
   Oil and natural gas operating expenses                                    1,600,407      1,229,763      5,259,896      4,330,706
   Production taxes                                                            943,103        423,639      3,132,387      2,393,151
   Depreciation, depletion and amortization                                  4,902,805      3,140,338     15,464,232     11,867,651
   General and administrative expenses                                       2,115,309      1,364,627      7,190,552      5,638,623
   Accretion expense related to asset retirement obligations                     1,749         12,842         22,641         41,518
   Stock option compensation expense (benefit)                                 447,018         (6,348)     1,064,299        312,889
                                                                          ------------   ------------   ------------   ------------

Total costs and expenses                                                    10,010,391      6,164,861     32,134,007     24,584,538
                                                                          ------------   ------------   ------------   ------------

Operating income                                                             6,256,649      2,728,106     19,239,984     13,923,529
                                                                          ------------   ------------   ------------   ------------

Other income and expenses, net                                                (579,540)      (637,618)      (893,437)      (801,975)
Interest income                                                                 30,757          8,351         75,474         58,603
Interest expense, net of amounts capitalized                                  (515,218)       (61,386)      (697,134)       (77,118)
                                                                          ------------   ------------   ------------   ------------

Income before income taxes                                                   5,192,648      2,037,453     17,724,887     13,103,039
                                                                          ------------   ------------   ------------   ------------

Income tax expense                                                           2,050,654      1,009,795      6,871,013      5,062,630
                                                                          ------------   ------------   ------------   ------------

Net income before cumulative effect of change in accounting principle        3,141,994      1,027,658     10,853,874      8,040,409
                                                                          ------------   ------------   ------------   ------------

Dividends and accretion of discount on preferred stock                              --        189,309        350,720        740,830
                                                                          ------------   ------------   ------------   ------------

Net income available to common shares before cumulative effect of
  change in accounting principle                                             3,141,994        838,349     10,503,154      7,299,579
                                                                          ------------   ------------   ------------   ------------

Cumulative effect of change in accounting principle                                 --             --             --        128,374
                                                                          ------------   ------------   ------------   ------------

Net income available to common shares                                     $  3,141,994   $    838,349   $ 10,503,154   $  7,171,205
                                                                          ============   ============   ============   ============

EBITDA (see table below)                                                  $ 11,583,266   $  5,890,189   $ 36,296,962   $ 26,044,930
                                                                          ============   ============   ============   ============

Basic net income per common share:
  Net income before cumulative effect of change in accounting principle   $       0.14   $       0.06   $       0.53   $       0.51
  Cumulative effect of change in accounting principle                               --             --             --          (0.01)
                                                                          ------------   ------------   ------------   ------------

  Basic net income per common share                                       $       0.14   $       0.06   $       0.53   $       0.50
                                                                          ============   ============   ============   ============

Diluted net income per common share:
  Net income before cumulative effect of change in accounting principle   $       0.14   $       0.05   $       0.48   $       0.44
  Cumulative effect of change in accounting principle                               --             --             --          (0.01)
                                                                          ------------   ------------   ------------   ------------

Diluted net income per common share                                       $       0.14   $       0.05   $       0.48   $       0.43
                                                                          ============   ============   ============   ============

Basic weighted average common shares outstanding                            22,053,053     14,569,768     19,958,452     14,311,820
                                                                          ------------   ------------   ------------   ------------

Diluted weighted average common shares outstanding                          23,091,680     17,288,664     21,818,065     16,744,296
                                                                          ------------   ------------   ------------   ------------


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
                             CARRIZO OIL & GAS, INC.
                            CONDENSED BALANCE SHEETS

                                                                   12/31/04         12/31/03
                                                                 ------------     ------------
                                                                  (unaudited)
ASSETS:
  Cash and cash equivalents                                      $  5,668,000     $  3,322,057
  Other current assets                                             15,965,885       11,003,512
  Property and equipment, net                                     205,482,585      135,273,200
  Other assets                                                      1,689,447          567,755
  Investment in Pinnacle Gas Resources, Inc.                        5,229,134        6,636,589
                                                                 ------------     ------------
TOTAL ASSETS                                                     $234,035,051     $156,803,113
                                                                 ============     ============

LIABILITIES AND EQUITY:
  Accounts payable and accrued liabilities                       $ 30,682,970     $ 24,001,971
  Current maturities of long-term debt                                 89,653        2,139,549
  Long-term notes payable                                          18,032,002        7,121,646
  Long-term subordinated notes payable, net                        44,852,384       26,991,413
  Deferred income taxes                                            18,112,950       12,479,553
  Other liabilities                                                 1,406,567          883,117
  Convertible participating preferred stock                                --        7,114,103
  Equity                                                          120,858,525       76,071,761
                                                                 ------------     ------------
TOTAL LIABILITIES AND EQUITY                                     $234,035,051     $156,803,113
                                                                 ============     ============

(1) Income tax expense for the three and twelve months ended December 31, 2004 includes a $2,027,286 and $6,678,475, respectively, provision for deferred income taxes and a $23,367 and $192,539, respectively, provision for currently payable franchise taxes. Income tax expense for the three and twelve months ended December 31, 2003 includes a $964,795 and $4,882,630, respectively, provision for deferred income taxes and a $45,000 and $180,000, respectively, provision for currently payable franchise taxes.

(2) Long-term notes payable at December 31, 2003 includes a note in the principal amount $863,246 payable by CCBM, Inc. (a wholly-owned subsidiary of the Company) to Rocky Mountain Gas, Inc. recourse solely to CCBM, Inc.'s interests in certain undeveloped oil and natural gas leases in Wyoming and Montana. At December 31, 2004 and 2003 current maturities of long-term debt include zero and $863,246, respectively, related to the CCBM, Inc. note.

(3) Long-term subordinated notes payable are presented net of discounts of $1,987,206 and $342,012 as of December 31, 2004 and 2003, respectively.

(4) Stock option compensation expense (benefit) is a non-cash charge (benefit) resulting from the change in the price of the stock underlying employee stock options that were repriced in February 2000.

(5) In February 2002, the Company consummated the sale of $6 million of convertible participating preferred stock and warrants to purchase the Company's common stock. Convertible preferred stock is presented net of discounts. All of the convertible participating preferred stock was converted into 1,318,125 shares of common stock during the three months ended June 30, 2004.

(6) During the twelve months ended December 31, 2004, 2,928,611 warrants were converted into 2,159,627 shares of common stock.

(7) The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003, resulting in a charge of $128,374 for the year ended December 31, 2003 to record the cumulative effect of the change in accounting principle.


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


                             CARRIZO OIL & GAS, INC.
                              NON-GAAP DISCLOSURES
                                   (unaudited)

                                                                             THREE MONTHS ENDED             TWELVE MONTHS ENDED
               Reconciliation of Net Income to EBITDA                            DECEMBER 31,                    DECEMBER 31,
               --------------------------------------                    --------------------------      --------------------------
                                                                             2004           2003             2004           2003
                                                                         -----------    -----------      -----------    -----------
Net income before cumulative effect of change in accounting principle    $ 3,141,994    $ 1,027,658      $10,853,874    $ 8,040,409
                                                                         -----------    -----------      -----------    -----------

Cumulative effect of change in accounting principle                               --             --               --       (128,374)
                                                                         -----------    -----------      -----------    -----------

Net Income before dividends                                              $ 3,141,994    $ 1,027,658      $10,853,874    $ 7,912,035
                                                                         -----------    -----------      -----------    -----------

Adjustments:
  Depreciation, depletion and amortization                                 4,902,805      3,140,338       15,464,232     11,867,651
  Interest expense, net of amounts capitalized and interest income           484,461         53,035          621,660         18,515
  Income taxes                                                             2,050,654      1,009,795        6,871,013      5,062,630
  Equity in loss of Pinnacle Gas Resources, Inc.                             554,585        652,869        1,399,243        829,692
  Stock option compensation expense (benefit)                                447,018         (6,348)       1,064,299        312,889
  Accretion expense related to asset retirement obligations                    1,749         12,842           22,641         41,518
                                                                         -----------    -----------      -----------    -----------

EBITDA, as defined                                                       $11,583,266    $ 5,890,189      $36,296,962    $26,044,930
                                                                         ===========    ===========      ===========    ===========

EBITDA per basic common share                                            $      0.53    $      0.40      $      1.82    $      1.82
                                                                         ===========    ===========      ===========    ===========

EBITDA per diluted common share                                          $      0.50    $      0.34      $      1.66    $      1.56
                                                                         ===========    ===========      ===========    ===========


                              CARRIZO OIL & GAS, INC.
                           PRODUCTION VOLUMES AND PRICES
                                    (unaudited)

Production volumes-

    Oil and condensate (Bbls)                                          66,266          87,700          309,411          450,343
    Natural gas (Mcf)                                               2,035,016       1,329,268        6,462,325        4,760,906
    Natural gas equivalent (Mcfe)                                   2,432,612       1,855,468        8,318,791        7,462,964

Average sales prices-

    Oil and condensate (per Bbl)                                       $44.80          $28.17           $38.78           $28.90
    Natural gas (per Mcf)                                              $ 6.53          $ 4.83           $ 6.09           $ 5.35
    Natural gas equivalent (per Mcfe)                                  $ 6.69          $ 4.79           $ 6.18           $ 5.16


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